# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Kaltura Inc, CIK 0001432133
CUSIP: 483467106
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, New York (NY), 10003
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001852668

## Reporting persons
- Ron Yekutiel: type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); sole voting power 13,883,890; shared voting power 0; sole dispositive power 13,883,890; shared dispositive power 0; aggregate amount beneficially owned 13,883,890 (9% of the class)

## Item 1. Issuer
Name of issuer: Kaltura Inc
Address of issuer's principal executive offices: 860 Broadway, 3rd Floor, New York, New York, 10003

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Ron Yekutiel (the "Reporting Person").
Address of principal business office or, if none, residence: 860 Broadway, 3rd Floor, New York, NY 10003
Citizenship: Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of Common Stock of the Issuer as of June 30, 2026, based upon 152,551,223 shares of Common Stock outstanding as of August 3, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 5, 2026.

The Reporting Person is the beneficial owner of 13,883,890 shares of Common Stock, which consist of: (i) 12,423,162 shares of Common Stock; (ii) 1,219,500 shares of Common Stock underlying stock options that are currently vested or will vest within 60 days of June 30, 2026; and (iii) 241,228 shares of Common Stock underlying restricted stock units that will vest within 60 days of June 30, 2026.
Percent of class: 9.01%
Sole power to vote or to direct the vote: 13,883,890
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 13,883,890
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Signatures
- Ron Yekutiel: /s/ Ron Yekutiel, Ron Yekutiel (08/13/2026)